FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [X]             Form 40-F       [_]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                                                                               2


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............


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                                                                               3


Information furnished on this form:

         Announcement, dated August 21, 2003, by the Registrant disclosing the Press Announcement of the Unaudited Results for the Six Months Ended June 30, 2003.


                                     EXHIBIT

EXHIBIT NUMBER                                                              PAGE

1.1      Announcement, dated August 21, 2003, by the Registrant               5
         disclosing the Press Announcement of the Unaudited
         Results for the Six Months Ended June 30, 2003.


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                                                                               4


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED (Registrant)




Date: August 25, 2003         By:  /s/ Peter Jackson
                                   --------------------------------------------
                                   Peter Jackson
                                   Chief Executive Officer

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                                                                               5


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                            (INSERT NAME IN CHINESE)
                (Incorporated in Bermuda with limited liability)

   ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2003


The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30th June, 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2003
--------------------------------------------------------------------------------------------------------

                                                                        Six months ended 30th June,
                                                Notes                    2003                  2002
                                                -----                    ----                  ----
                                                                        HK$'000               HK$'000
                                                                      (unaudited)           (unaudited)
Turnover                                                                 455,558               478,783
Cost of services                                                        (123,143)             (121,313)
                                                                       ---------              --------
                                                                         332,415               357,470
Other operating income                                                        80                    --
Bank interest income                                                       2,687                 2,151
Administrative expenses                                                  (32,611)              (41,495)
                                                                       ---------              --------
Profit from operations                                                   302,571               318,126
Share of results of associates                                            (9,125)               (4,071)
                                                                       ---------              --------
Profit before taxation                                                   293,446               314,055
Taxation                                          3                       53,297                34,233
                                                                       ---------              --------
Profit before minority interest                                          240,149               279,822
Minority interest                                                             --                     1
                                                                       ---------              --------
Profit attributable to shareholders                                      240,149               279,821
                                                                       =========              ========

Dividend
Proposed interim dividend of HK$0.08
  (2002: HK$0.06) per share                                               31,221                23,416
                                                                       =========             =========

Earnings per share:                               4
Basic and diluted                                                        HK$0.62               HK$0.72


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                                                                               6

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30TH JUNE, 2003
--------------------------------------------------------------------------------

                                                 30.6.2003           31.12.2002
                                                 ---------           ----------
                                                  HK$'000               HK$'000
                                                (unaudited)           (audited)
NON-CURRENT ASSETS
Property, plant and equipment                    3,286,607             3,232,350
Unbilled lease rental receivable                   177,068               164,982
Interests in associates                              5,146                17,521
Tax prepayment                                      19,303                19,305
                                                 ---------             ---------
                                                 3,488,124             3,434,158
                                                 ---------             ---------

CURRENT ASSETS
Trade and other receivables                        148,941                95,969
Bank balances and cash                             418,006               406,228
                                                 ---------             ---------
                                                   566,947               502,197
                                                 ---------             ---------

CURRENT LIABILITIES
Other payables and accrued expenses                 60,264                35,775
Deferred revenue                                   150,516               158,937
Taxation payable                                    87,457                68,346
Dividend payable                                       121                   121
                                                 ---------             ---------
                                                   298,358               263,179
                                                 ---------             ---------
NET CURRENT ASSETS                                 268,589               239,018
                                                 ---------             ---------
                                                 3,756,713             3,673,176
                                                 =========              ========

CAPITAL AND RESERVES
Share capital                                      39,027                39,027
Reserves                                        3,376,121             3,307,689
                                                ---------             ---------
                                                3,415,148             3,346,716
                                                ---------             ---------

MINORITY INTEREST                                     492                   492
                                                ---------             ---------
NON-CURRENT LIABILITIES
Deferred taxation                                 209,326               185,949
Deferred revenue                                  131,747               140,019
                                                ---------             ---------
                                                  341,073               325,968
                                                ---------             ---------
                                                3,756,713             3,673,176
                                                =========             =========


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                                                                               7


Notes:

1.       INDEPENDENT REVIEW

         The interim results for the six months ended 30th June, 2003 are unaudited but have been reviewed in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose unmodified review report is included in the interim report to be sent to shareholders.

2.       PRINCIPAL ACCOUNTING POLICIES

         The condensed financial statements have been prepared under the historical cost convention. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2002, except as described below.

         In the current period, the Group has adopted, for the first time, the revised Statement of Standard Accounting Practice 12 INCOME TAXES issued by the Hong Kong Society of Accountants ("SSAP 12 (Revised)"), which has resulted in the adoption of the following revised accounting policy.

         INCOME TAXES

         In the current period, the Group has adopted SSAP 12 (Revised) INCOME TAXES. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively.

         The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3.       TAXATION

                                                                          Six months ended 30th June,
                                                                           2003                  2002
                                                                           ----                  ----
                                                                          HK$'000               HK$'000
         The charge comprises:
         Hong Kong Profits Tax                                             18,475                25,141
         Deferred taxation charge (credit)
           Current year                                                     5,944                    (8)
           Attributable to increase in tax rate for prior years            17,433                    --
                                                                          -------                ------
                                                                           41,852                25,133
         Overseas tax                                                      11,445                 9,100
                                                                          -------                ------
                                                                           53,297                34,233
                                                                          =======               =======

         A significant portion of the Group's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the period.

         Overseas tax is calculated at approximately 5% to 12% of the gross revenue earned in certain of the overseas jurisdictions.

         The Group currently has a tax case with the Indian tax authorities.

4.       EARNINGS PER SHARE

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                                                                               8


         The calculation of earnings per share is based on the profit attributable to shareholders of HK$240,149,000 (2002: HK$279,821,000) and on the weighted average of 390,266,000 (2002: 390,266,000) ordinary shares in issue during the period.

         The computation of diluted earnings per share presented for the six months ended 30th June, 2002 and 2003 does not assume the exercise of the outstanding options because the exercise price of the Company's options was higher than the average market price for the shares.

5.       PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

         During the six months ended 30th June, 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities.

6.       PRACTICE NOTE 19 OF THE LISTING RULES

         Pursuant to paragraph 3.7.1 of the Practice Note 19 of the Rules Governing the Listing of Securities (the "Exchange Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Exchange"), the Company discloses that the covenants relating to the loan facility of HK$1,950 million (US$250 million) for a term of five years require (a) China International Trust and Investment Corporation and SES GLOBAL S.A. between them to maintain beneficial ownership of more than 75% of the ordinary issued share capital of Bowenvale Limited, which is a substantial shareholder of the Company; and (b) Bowenvale Limited to maintain beneficial ownership of at least 51% of the issued share capital of the Company.

7.       CODE OF BEST PRACTICE

         None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

8.       PUBLICATION OF DETAILED RESULTS, ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

         A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.



CHAIRMAN'S STATEMENT



I am pleased to report the Group's unaudited interim results for the six months ended 30th June, 2003.

While the year to date has been as difficult as we had anticipated, the highlight of the first half was the successful launch, in April, of our most powerful pan-Asian satellite, AsiaSat 4. Its deployment reinforces AsiaSat's market leadership, and places the Company in a good position to benefit from the recovery when it occurs.

It should be noted, that the results of AsiaSat 4 will be incorporated into the Company accounts only from the second half of the year, as the satellite did not commence commercial service until July.

Operationally, softness in the worldwide transponder markets continued in the first half of 2003, and this was reflected in pricing pressure, lower demand for transponder capacity and the decline in revenue. In the prevailing conditions, however, we believe that containing the revenue reduction to 5% is a creditable result.

In this context, it is also of note that as customers upgrade from analogue to the much more powerful digital format, both existing and new customers require less transponder capacity to relay their signals. In

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                                                                               9


the past, the reduction in capacity was compensated for by the increase in demand. However, in today's market, the spare capacity created as customers digitalise, is not being taken up by new requirements. While the digitalisation of AsiaSat's television channels is nearly complete, with 97% of our television channels digital as at 30th June, 2003, this ongoing process is expected to slow growth for some time.

The 14% decline in profit is particularly disappointing, but does not accurately mirror the achievements of the first six months. Shareholders will be aware that, during the year, corporate profit tax in Hong Kong was increased and, for AsiaSat, the resulting adjustment was responsible, largely, for the disproportionate decline in profit.

Overall, however, in addition to the faultless launch of AsiaSat 4, the Company has had a solid year to date in testing circumstances. We have made a number of operational advances that build on our range of services, quality and reliability, and these developments are reported on below.

Importantly, we have an exceptionally high quality client base and have been able to maintain our number of clients and our sphere of influence. AsiaSat is thus well positioned for the market recovery.


INTERIM RESULTS

Turnover for the first half of 2003 amounted to HK$456 million (2002: HK$479 million), a decline of 5%. The profit attributable to shareholders was HK$240 million (2002: HK$280 million), a reduction of 14%. The steeper decline in profit was due to an additional provision for deferred tax for both current and prior years as a result of the increase in the Hong Kong tax rate from 16% to 17.5% effective from 1st April, 2003, which accounted for half of the decline. Cost of services and administrative expenses decreased by 4% to HK$156 million (2002: HK$163 million). The decrease in expenses was achieved largely through the recovery of, and lower provision for, bad and doubtful debts. With the exception of satellite in-orbit insurance and marketing promotion expenses, the Group was able to contain its costs. The Group's EBITDA (earnings before interest, tax, depreciation and amortisation) margin remained high at 85% (2002:
84%).

During the period, the Group achieved a net cash inflow of HK$12 million after paying capital expenditure of HK$115 million and dividends of HK$172 million. At 30th June, 2003, the Group reported a cash balance of HK$418 million. The Group is debt free, and has a term loan facility of US$250 million available at its disposal.


DIVIDEND

The Board has declared an interim dividend for 2003 of HK$0.08 per share (2002:
HK$0.06). This dividend is payable on 18th November, 2003 to shareholders on the share register as of 16th October, 2003. The share register will be closed from 9th to 16th October, 2003, both days inclusive.



OPERATIONS REVIEW



IN-ORBIT SATELLITES

During the period, the Group's in-orbit satellites, AsiaSat 2 and AsiaSat 3S, and their systems, continued to perform well and experienced no disruptions. AsiaSat 3S continues to serve as the satellite platform for one of the largest television viewerships in the world.

The Company's new satellite, AsiaSat 4, (reported on below), became commercially operational in July and thus will be recategorised from `Satellite under Construction' to `Satellite in Operation' in the second half.



ASIASAT 4 LAUNCH


The launch of AsiaSat 4 from Cape Canaveral, Florida, U.S.A, on 11th April, 2003 and its subsequent deployment, were totally successful. After an initial delay caused by weather conditions, the Boeing 601 HP satellite was launched by a Lockheed Martin Atlas IIIB rocket at 8:47p.m. U.S. Eastern Time (Hong Kong Time:
8:47a.m. on 12th April, 2003).

AsiaSat 4 reached its final geostationary (GEO) orbital location of 122 degrees East, some 36,000 kms above Equator on 24th April, 2003. Subsequently all communications reflectors and solar panels were successfully deployed, and the satellite commenced commercial service in July.

AsiaSat 4 is a state of the art satellite employing flight-proven technology. It carries 28 C-band and 16 Ku-band transponders to provide regional coverage over more than 40 countries and regions spanning from New Zealand to Pakistan. In addition, it carries four Hong Kong BSS (Broadcast Satellite Service) transponders covering Hong Kong and part of southern China. The new satellite is capable of providing advanced services including DTH television, broadband and IP solutions, and telecommunications services such as private networks for business and rural telephony.


TRANSPONDER UTILISATION

At 30th June, 2003, the overall utilisation rate of AsiaSat 2 was 60% (31st December, 2002: 66%), and that of AsiaSat 3S was 62% (31st December, 2002: 62%). The combined utilisation rate of the two satellites was 61% (31st December, 2002: 64%), a marginal decline of 3%.


MARKET REVIEW

A recovery in the global transponder market has been slow in coming, although there has been some growth seen in the U.S. and Europe associated with the Iraq War. AsiaSat, however, was not positioned to benefit from this.

In Asia, there remains considerable oversupply, especially, in the Ku-band market, and the business environment is challenging for regional television operators. The effect of SARS on the region's businesses was also harmful, new entrants remain reluctant to proceed, and funding is difficult to attract.

It is our view, however, that the Regional C-band market could be the first to recover, principally because the oversupply is not as pronounced in that sector. With AsiaSat 4's high quality C-band capacity, the Company is thus, again, well positioned.


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                                                                              11


In the first half of 2003, the Group secured several new contracts. These included Hong Kong's TVB 8 and TVB Xing He 24-hour Mandarin language channels on AsiaSat 3S enabling them to offer more channel options to the 1.2 billion Chinese viewers across the footprint.

As at 30th June, 2003, the Group had contracts on hand worth HK$ 3.8 billion (31st December, 2002: HK$ 4.0 billion), and a major portion of this amount will be recognised over the next few years.



BUSINESS DEVELOPMENT


ASSOCIATE COMPANY

At 30th June, 2003, the Group had an interest of 45.3% in SpeedCast Holdings Limited ("SpeedCast"). SpeedCast provides three major services: broadband, multimedia and corporate broadcast. The two-way Internet broadband service has continued to grow at a satisfactory rate since the initial launch in September 2002.

For the first six months of 2003, SpeedCast more than doubled its turnover, and again reduced its loss, by 19% to HK$21 million (2002: HK$26 million).

The Group's share of the loss, including amortisation on goodwill, was HK$12 million. After accounting for the rental income on the transponder capacity leased to SpeedCast as the Group's contribution to its share capital, I am pleased to report that the net effect to the Group was neutral.

The performance of SpeedCast is encouraging, and the Group views our participation in the company as a strategic and long-term investment.


TAI PO SATELLITE EARTH STATION

Further progress has been made at our new Earth Station, and completion is on schedule for January 2004.

The project is currently undergoing finishing works and pre-opening government inspections before the start of our own testing and commissioning during August.

The 52,743 sq. ft. building in Hong Kong's New Territories, underlines our commitment to our customers to deliver the widest range of services, and the best possible quality and reliability.

The Earth Station will duplicate many of our existing circuits and facilities now provided by the Stanley Earth Station, thus increasing the integrity of our services. It will also enable us to broaden significantly the range of value-added services we offer.



OUTLOOK


Sluggishness persists in the worldwide transponder markets generally, but against this background, AsiaSat is performing well and, most importantly, is building for the future.


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                                                                              12


The driving forces behind satellite demand remain television distribution and private network telecommunications. Both require broad coverage over large geographic areas, at a fixed cost. Satellites provide, and will continue to provide, the preferable solution over and above anything offered by cable systems for these types of applications, and this is particularly relevant to the fragmented and disparate Asia Pacific region.

For the rest of 2003, we do not expect that the Asian satellite market will improve until the general economics of the region start to grow once again. There is little evidence that this will occur this year.

If such a recovery were to materialise sooner than expected, it would be likely that any revenue growth achieved for the remainder of 2003 would be more than offset by the depreciation and in-orbit insurance for AsiaSat 4.

Looking a little further ahead, however, we believe that the rationale for using satellites remains robust, and that the growth of television, radio and Internet content distribution, corporate networks and remote communication will flourish as markets recover. AsiaSat is committed to its leadership role and to investment in outstanding people, and in new products and services. The Company is, thus, well placed, and we are confident in future growth as markets recover.



DIRECTORS AND STAFF


Our management and staff are responsible for AsiaSat's reputation for quality and excellent service delivery. I wish to thank the Board of Directors and all the employees of the Group for their support, dedication and hard work during this difficult period.




Mi Zengxin
Chairman
Hong Kong, 21st August, 2003


DISCLAIMER

THE FINANCIAL INFORMATION SET OUT ABOVE DOES NOT CONSTITUTE THE GROUP'S STATUTORY FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2003 AND 2002, AND FOR THE YEAR ENDED 31ST DECEMBER, 2002, BUT IS DERIVED FROM THOSE FINANCIAL STATEMENTS.



STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2002 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.



CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 9th October, 2003 to 16th October, 2003 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must

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                                                                              13


be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 8th October, 2003. The interim dividend will be paid on or about 18th November, 2003.